SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Robert B. Knauss, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Warburg Pincus Private Equity IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Warburg Pincus IX GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. WPP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Warburg Pincus Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS. Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

The Reporting Persons previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 2, 2006, as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 26, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 24, 2010 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are collectively referred to herein as the “Original Schedule 13D”).  As disclosed in Amendment No. 6 to the Original Schedule 13D, the Reporting Persons determined to no longer file amendments to the Original Schedule 13D jointly with the JLL Reporting Persons (as defined in the Original Schedule 13D).  Accordingly, the Reporting Persons filed a separate Schedule 13D with the SEC on March 16, 2012, as amended by Amendment No. 1 thereto filed with the SEC on April 17, 2012, as amended by Amendment No. 2 thereto filed with the SEC on June 19, 2012 (the “Schedule 13D”).  Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are filing this Amendment No. 3 to the Schedule 13D.  All capitalized terms used herein but not defined shall have the meaning set forth in the Schedule 13D.

Item 2.  Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 3 is filed by (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”); (ii) Warburg Pincus IX GP L.P., a Delaware limited partnership (“WP IX GP”), the general partner of WP IX; (iii) WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of WP IX GP; (iv) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), the sole member of WPP GP; (v) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), the general partner of WP Partners; (vi) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners GP; (vii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WP IX; and (viii) Charles R. Kaye and Joseph P. Landy, who are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the entities listed in clauses (i) through (vii).  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by such entities listed in clauses (i) through (vii).  WP IX, WP IX GP, WPP GP, WP Partners, WP Partners GP, WP, WP LLC, Mr. Kaye and Mr. Landy collectively are referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act, as amended (the “Exchange Act”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Exchange Act is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

WP IX will obtain the funds used to acquire any securities purchased by it or by one of its affiliates pursuant to the Equity Commitment Letter (as defined below), as described in Item 4 below, from capital contributions of its limited partner investors.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On April 13, 2015, the Company entered into a securities purchase agreement pursuant to which it will acquire all of the issued and outstanding equity interests of ProBuild Holdings LLC (“ProBuild”).  As a condition to a debt commitment that the Company has received in connection with its proposed acquisition of ProBuild, the Company is obligated to raise at least $100 million of net proceeds from the sale of its equity securities.  The Reporting Persons understand that the Company intends to raise such proceeds from a public offering of shares of the Company’s Common Stock.  Pursuant to an equity commitment letter (the “Equity Commitment Letter”) among WP IX, JLL Fund V, and the Company, dated April 13, 2015, that was required by the sellers of ProBuild, in the event that the Company is unable to raise such proceeds in a public offering of its equity securities, JLL Fund V has agreed to purchase $40 million of the Company’s Common Stock and WP IX has agreed to purchase $60 million of the Company’s Common Stock, in each case, at a purchase price per share of the Company’s Common Stock equal to the lower of (i) the ten-day weighted average volume closing price of the Company’s Common Stock for the period ended March 26, 2015, and (ii) a discount of twenty percent (20%) from the ten-day weighted average volume closing price of the Company’s Common Stock for the period ending on the trading day immediately prior to the closing of the Company’s acquisition of ProBuild.  Pursuant to the requirements of the Nasdaq Stock Market, the Company has committed to seek approval from its stockholders for the possible issuance of Common Stock to WP IX and JLL Fund V pursuant to the Equity Commitment Letter.

As of the date of this Amendment No. 3, except as set forth in this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5. Interest in Securities of the Issuer

Section (a), Section (b), and Section (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of its direct ownership of 24,863,266 shares of Common Stock of the Company, WP IX may be deemed to be the beneficial owner of 24,863,266 shares of Common Stock of the Company, which represents 25.3% of the outstanding shares of Common Stock of the Company. The percentages used in this Schedule 13D are calculated based upon a total of 98,225,978 shares of Common Stock of the Company issued and outstanding as of February 27, 2015, as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 3, 2015. As a result of their respective relationships with WP IX and each other, the Reporting Persons may be deemed to be the beneficial owners of 24,863,266 shares of Common Stock of the Company, which represents 25.3% of the outstanding shares of Common Stock of the Company.

(b) Each of WP IX GP, WPP GP, WP Partners, WP Partners GP and WP may be deemed to share with WP IX, the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,863,266 shares of Common Stock of the Company, which WP IX may be deemed to beneficially own as of the date of this filing. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by WP IX. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person, other than WP IX, or any of its affiliates is the beneficial owner of any shares of Common Stock of the Company for purposes of Section 13(d) of the Exchange Act or for any other purpose.  As a result of the voting arrangements set forth in the Stockholders’ Agreement (as defined in the Original Schedule 13D), JLL Holdings (as defined in the Original Schedule 13D) and the Reporting Persons may be deemed to have formed a group for purposes of Section 13(d) of the Exchange Act.  Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock of the Company beneficially owned by the JLL Reporting Persons.1

(c)  During the last sixty (60) days there were no transactions in the Common Stock of the Company effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

____________________________
1  As of June 22, 2010, as disclosed in Amendment No. 6 to the Original Schedule 13D, the JLL Reporting Persons beneficially owned 24,344,584 shares of Common Stock, which represents 24.8% of the outstanding shares of Common Stock, based upon a total of 98,225,978 shares of Common Stock issued and outstanding as of February 27, 2015, as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 3, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 3 of this Amendment No. 3 is incorporated by reference to this Item 6.  WP IX and JLL Fund V have agreed to vote in favor of the possible issuance of shares of the Company’s Common Stock to them pursuant to the Equity Commitment Letter.  A copy of the Equity Commitment Letter is attached hereto as Exhibit B and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 15, 2015.

Exhibit B	Equity Commitment Letter, dated April 13, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2015	WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By: Warburg Pincus IX GP L.P., its General Partner
By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: April 15, 2015	WARBURG PINCUS IX GP L.P.
By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: April 15, 2015	WPP GP LLC
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: April 15, 2015	WARBURG PINCUS PARTNERS, L.P.
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: April 15, 2015	WARBURG PINCUS PARTNERS GP LLC
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: April 15, 2015	WARBURG PINCUS & CO.

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: April 15, 2015	WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Managing Director

Dated: April 15, 2015	CHARLES R. KAYE

	By:	/s/ Robert B. Knauss
		Name:	Charles R. Kaye
		By:	Robert B. Knauss, Attorney-in-Fact*

Dated: April 15, 2015	JOSEPH P. LANDY

	By:	/s/ Robert B. Knauss
		Name:	Joseph P. Landy
		By:	Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.